Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Preferred Income Opportunities Fund, formerly known as Nuveen Multi-Strategy Income and Growth Fund -
333- 102903
811-21293

On June 20, 2013, the Board of Trustees approved a change in the investment policy for investment grade rated securities for JPC from a minimum of 60% to a minimum of 50% of managed assets.